BIOHEART, INC.
January 10, 2008
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director
Mail Stop 6010
Bioheart, Inc.
Registration Statement on Form S-1, Post-Effective Amendment No. 3
Filed December 21, 2007
File No. 333-140672
Dear Mr. Riedler:
I, William M. Pinon, President and Chief Executive Officer of Bioheart, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 4, 2008, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”). A marked copy of Post-Effective Amendment No. 4 (“Post-Effective Amendment No. 4”) showing the changes from Post-Effective Amendment No. 3 to the Registration Statement is attached for your reference. The changes made in Post-Effective Amendment No. 4 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter.
For your convenience, the numbered responses set forth below contain each of the Staff’s comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed marked copy of Post-Effective Amendment No. 4.
FORM S-1
General
1.      The staff notes that subsequent to the filing of post-effective amendment #3 the registrant’s fiscal year ended. Accordingly, prior to requesting effectiveness you should file another post-effective amendment that includes updated executive compensation information for the year ended on December 31, 2007. The summary compensation table should include fiscal 2006 as well as fiscal 2007.
RESPONSE: The Company has revised its disclosure on pages 125 through 131 of Post-Effective Amendment No. 4 to include updated executive compensation information for the year ended December 31, 2007. The Company has included information for both fiscal 2006 and fiscal 2007 in the summary compensation table on page 127 of Post-Effective Amendment No. 4.
We have licensed and therefore do not own the intellectual property.., Page 25
2.      Please expand this disclosure to describe the certain obligations of Dr. Law and Cell Transplants International to the registrant that the company will assert Dr. Law and Cell Transplants International

Securities and Exchange Commission
January 10, 2008

have failed to honor. Indicate, if applicable, how the failure to honor these obligations places the registrant in further risk.
RESPONSE: The Company has expanded its disclosure on page 25 of Post-Effective Amendment No. 4 in response to the Staff’s comment. The Company respectfully advises the Staff that it does not believe that Dr. Law’s and Cell Transplants International’s failure to honor the contractual obligations described places the Company at further risk since the Company has already incurred the costs to satisfy various obligations which the Company believes were the contractual responsibility of Dr. Law and Cell Transplants International.
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In addition, the Company acknowledges that:
     *      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     *      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     *      the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely,
/s/ William M. Pinon
William M. Pinon